# GIANT LEAP COFFEE, LLC

# CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

# AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018 AND THE PERIOD FROM INCEPTION TO DECEMBER 31, 2017

*Together with*
*Independent Accountants' Review Report*

Giant Leap Coffee, LLC
Index to Consolidated Financial Statements
(unaudited)



**Certified Public Accountants**
**Registered Firm - Public Company Accounting Oversight Board**

## INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Members
Giant Leap Coffee, LLC
Houston, Texas

We have reviewed the accompanying consolidated financial statements of Giant Leap Coffee, LLC (the "Company"), a Texas Limited Liability Company, which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations and members' deficit, and cash flows for the year ended December 31, 2018 and the period from February 21, 2017 ("Inception") to December 31, 2017, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

### Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

### Going Concern

As discussed in Note 1, certain conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

*dbbmckennon*

dbb*mckennon*
San Diego, California
October 4, 2019

20321 SW Birch Street, Suite 200  Newport Beach, California 92660-1756  *P:* 949.200.3280  *F:* 949.200.3281  www.dbbmckennon.com

**Santa Monica**                          **Newport Beach**                          **San Diego**

# GIANT LEAP COFFEE, LLC
## CONSOLIDATED BALANCE SHEETS
(unaudited)

| | | December 31, 2018 | | December 31, 2017 |
|---|---|---|---|---|
| **Assets** | | | | |
| Current assets: | | | | |
| Cash | $ | 16,087 | $ | 7,185 |
| Accounts receivable | | 500 | | 52 |
| Inventory | | 2,083 | | - |
| Total current assets | | 18,670 | | 7,237 |
| | | | | |
| Property and equipment, net | | 30,316 | | 37,283 |
| Leasehold improvements | | 43,218 | | 28,487 |
| Other assets | | 1,500 | | 1,500 |
| Total assets | $ | 93,704 | $ | 74,507 |
| | | | | |
| **Liabilities and Members' Deficit** | | | | |
| Current liabilities: | | | | |
| Accrued liabilities | $ | 10,037 | $ | 3,250 |
| Note payable - current | | 16,957 | | - |
| Total current liabilities | | 26,994 | | 3,250 |
| | | | | |
| Long-term liabilities: | | | | |
| Note payable - net of current portion | | 13,043 | | - |
| Convertible notes payable | | 55,000 | | 55,000 |
| Convertible notes payable - related party | | 62,500 | | 36,500 |
| Accrued liabilities - long term | | 8,108 | | 2,883 |
| Total long-term liabilities | | 138,651 | | 94,383 |
| | | | | |
| Commitments and contingencies (Note 4) | | - | | - |
| | | | | |
| Members' deficit: | | | | |
| Members' deficit | | (71,941) | | (23,126) |
| Total members' deficit | | (71,941) | | (23,126) |
| Total liabilities and members' deficit | $ | 93,704 | $ | 74,507 |

See accompanying independent accountants' review report and notes to the consolidated financial statements

# GIANT LEAP COFFEE, LLC
## CONSOLIDATED STATEMENTS OF OPERATIONS AND MEMBERS' DEFICIT
(unaudited)

| | Year Ended December 31, 2018 | | Period from Inception to December 31, 2017 | |
|---|---|---|---|---|
| Revenues | $ | 230,636 | $ | - |
| Cost of revenues | | 241,738 | | 11,250 |
| Gross loss | | (11,102) | | (11,250) |
| Operating expenses: | | | | |
| General and administrative | | 32,794 | | 7,410 |
| Sales and marketing | | 9,696 | | 1,583 |
| Total operating expenses | | 42,490 | | 8,993 |
| Operating loss | | (53,592) | | (20,243) |
| Other expense (income): | | | | |
| Interest expense | | 6,072 | | 2,883 |
| Total other expense (income) | | 6,072 | | 2,883 |
| Net loss | $ | (59,664) | $ | (23,126) |
| Beginning members' deficit | $ | (23,126) | $ | - |
| Contributed capital | | 9,500 | | - |
| Ending members' deficit | $ | (73,290) | $ | (23,126) |

See accompanying independent accountants' review report and notes to the consolidated financial statements

# GIANT LEAP COFFEE, LLC
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (unaudited)

| | Year Ended December 31, 2018 | Period from Inception to December 31, 2017 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net loss | $ (59,664) | $ (23,126) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation | 18,323 | - |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | (448) | (52) |
| Inventory | (2,083) | - |
| Accrued liabilities | 13,361 | 6,133 |
| Net cash used in operating activities | (30,511) | (17,045) |
| | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| Purchase of property and equipment | (735) | (37,283) |
| Leasehold improvements | (25,352) | (28,487) |
| Deposits and other | - | (1,500) |
| Net cash provided used in investing activities | (26,087) | (67,270) |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Proceeds - notes payable | 30,000 | - |
| Proceeds - convertible debt | - | 55,000 |
| Proceeds - convertible debt - related parties | 26,000 | 36,500 |
| Proceeds from contributed capital | 9,500 | - |
| Net cash provided by financing activities | 65,500 | 91,500 |
| | | |
| Increase in cash and cash equivalents | 8,902 | 7,185 |
| Cash and cash equivalents, beginning of year | 7,185 | - |
| Cash and cash equivalents, end of year | $ 16,087 | $ 7,185 |
| | | |
| Supplemental disclosures of cash flow information: | | |
| Cash paid for interest | $ - | $ - |
| Cash paid for income taxes | $ - | $ - |

See accompanying independent accountants' review report and notes to the financial statements

## NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

GL Coffee TX, LLC was formed on February 21, 2017 ("Inception") in the State of Texas. On August 23, 2019, the Company filed certificates of formation formally creating Giant Leap Coffee, LLC ("GLC") and Giant Leap Uptown, LLC. Giant Leap Coffee, LLC is the parent company of GL Coffee TX, LLC and Giant Leap Uptown, LLC. Upon formation of Giant Leap Coffee, LLC, all existing members of GL Coffee TX, LLC and Giant Leap Uptown, LLC assigned their membership interests to GLC and became members of GLC. These membership interests have been reflected as issued and outstanding for the entire periods within these consolidated financial statements. See Note 5 for additional discussion of these transactions. The consolidated financial statements of Giant Leap Coffee, LLC (which may be referred to as "GLC", the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Houston, Texas.

GLC is a retail coffee shop and café that holds a beer and wine license.

*Management Plans and Going Concern*
The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated revenues from principal operations sufficient to cover operational costs. Losses will continue until such time that profitable operations can be achieved and the Company is reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the consolidated financial statements are issued.

During the next 12 months, the Company intends to fund its operations through the sale of equity and/or debt securities. If the Company cannot raise additional short-term capital, it may consume all of its cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of planned operations, which could harm the business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

*Risks and Uncertainties*
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: technological changes, consumer tastes and trends, consumer acceptance, competition from other companies, and maintaining operational integrity while opening new markets. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Principles of Consolidation*
The accompanying consolidated financial statements include the accounts of GLC, GL Coffee TX, LLC, and Giant Leap Uptown, LLC from inception for all periods presented. Intercompany balances and transactions have been eliminated in consolidation.

*Use of Estimates*

The preparation of consolidated financial statements in conformity with accounting principles U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*

For purpose of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

*Inventory*

Inventory is measured at the lower of cost or net realizable value. Inventory consists of coffee and consumables which are considered raw materials. We periodically review our inventories and make provisions as necessary to appropriately value goods that are obsolete, have quality issues, or are damaged. The amount of the provision is equal to the difference between the cost of the inventory and its net realizable value based upon assumptions about future demand, selling prices, and market conditions. If changes in market conditions result in reductions in the estimated net realizable value of our inventory below our previous estimate, we would increase our reserve in the period in which we made such a determination. In addition, we provide for inventory shrinkage as a percentage of sales, based on historical trends from actual physical inventories. Inventory shrinkage estimates are made to reduce the inventory value for lost or stolen items. We perform physical inventory counts and cycle counts throughout the year and adjust the shrink provision accordingly.

*Fixed Assets*

Fixed assets are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. For leasehold improvements, the shorter of the useful life and the term of the lease is used. Fixed assets, including intangible assets with finite useful lives are evaluated for impairment when the occurrence of events or changes in circumstances indicates that the carrying value of the assets may not be recoverable as measured by comparing their net book value to the undiscounted estimated future cash flows generated by their use and eventual disposition. Impaired assets are recorded at fair value, determined principally by the present value of the estimated future cash flows expected from their use and eventual disposition. During the year ended December 31, 2018 and the period from Inception to December 31 2017, the Company recorded depreciation expense of $18,323, and $0, respectively. As of December 31, 2018 and 2017, fixed assets had accumulated depreciation of $18,323 and $0, respectively.

*Revenue Recognition*
The Company recognizes revenue from retail sales when (a) persuasive evidence that an agreement exists; (b) products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. The Company defers revenue when the earnings process is not yet complete. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis.

Proceeds from the sale of gift cards are initially deferred and recognized within accrued expenses on the balance sheets and are recognized as revenue when tendered for payment. Based on historical experience, and to the extent there is no requirement to remit unclaimed card balances to government agencies, an estimate of the gift card balances that will never be redeemed is recognized as revenue in proportion to gift cards which have been redeemed. The liability is relieved, and the revenue is recognized once the revenue recognition criteria is met.

*Cost of Sales*
Cost of sales consists primarily of coffee, restaurant supplies, and salaries and wages paid to restaurant employees.

*Leases*

For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial possession, the Company records a minimum rent expense on a straight-line basis over the terms of the leases in cost of sales with adjustments to deferred rent in our consolidated balance sheets.

*Advertising*
The Company expenses the cost of advertising and promotions as incurred. For the year and period ended December 31, 2018 and 2017, advertising expense was $1,255 and $1,583, respectively.

*Income Taxes*
The Company is a Limited Liability Company ("LLC") taxed as a partnership. Under these provisions, the company does not pay federal corporate income taxes on its taxable income. Instead, the equity holders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. Giant Leap Coffee, LLC and Giant Leap Uptown, LLC have not yet filed a tax return and therefore are not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies, however GL Coffee TX, LLC has filed a tax return, for which the tax years 2017 and 2018 remain open to examination.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

## NOTE 3 – DEBT

*Convertible Notes Payable – Related Party and Non-Related Party*
During 2017, to fund operations, the Company entered into a series of convertible note agreements with related parties and non-related parties and received $36,500 and $55,000, respectively. During 2018, the Company received an additional $26,000 from related parties under to these notes. The notes bear interest at 5% per annum. The notes mature when the Company elects to repay them. Accordingly, these notes have been classified as long-term liabilities in the consolidated balance sheets as the Company doesn't expect to repay within the next twelve months.

Each of these notes contains a feature entitling the holder to their pro-rata share of 25% of the Company's membership interests based on their proportion of all convertible notes issued. This feature is triggered upon repayment of the note, which the Company has control of determining. Accordingly, no liability has been recorded related to the obligation to issue membership interests as of December 31, 2018 and 2017. Additionally, the Company has reflected the convertible notes payable as long-term on the accompanying consolidated balance sheet as they do not intend to repay within the next year.

*Promissory Notes*
In September 2018, the Company entered into a promissory note agreement with a third party to fund operations for $30,000. The note bears interest at 10% per annum. Principal and interest payments of $2,000 per month, applied first to accrued interest then principal, began in March 2019 with the last payment in September 2020.

Estimated principal payments as of December 31, 2018 are as follows:

| Year ending December 31: | | |
|---|---|---:|
| 2019 | $ | 16,957 |
| 2020 | | 13,043 |
| | | 30,000 |
| Less: Current portion | | (16,957) |
| | $ | 13,043 |

## NOTE 4 – COMMITMENTS AND CONTINGENCIES

During September 2017, the Company entered into a lease agreement for its first location. The term is 36 months, with a 24-month renewal option. Payments are $2,000 per month for the first three months, $2,250 per month for the next three months, $2,500 per month for the next three months, and $3,000 per month thereafter. The Company has paid a security deposit of $1,500. During year and period ended December 31, 2018 and 2017, the Company recorded rent expense related to this lease of $33,250 and $8,000, respectively. The Company recorded deferred rent liabilities within accrued liabilities on the consolidated balance sheets of $3,750 and $3,250 as of December 31, 2018 and 2017, respectively.

On December 13, 2018, the Company entered in a lease agreement for its second location. The term is 36 months with a 24-month renewal option. The lease commences on the earlier of the date operations commence or 240 days from the execution of the agreement. Payments are $1,600 per month for the first year, $1,648 per month for the second year, and $1,697 for the third year. The lease is guaranteed for up to $165,000 by one of the members. During the year ended December 31, 2018, the Company recorded rent expense related to this lease of $1,349.

The following table summarizes the Company's future minimum commitment under the non-cancellable operating lease agreements as of December 31, 2018:

| Year ending December 31: | | |
|---|---|---:|
| 2019 | $ | 44,000 |
| 2020 | | 43,440 |
| 2021 | | 20,023 |
| 2022 | | 11,882 |
| | $ | 119,345 |

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

## NOTE 5 – MEMBERS' DEFICIT

*Membership Interests*
As of December 31, 2018, the Company has four members. The Company's profits and losses for each fiscal year will be allocated among the members in pro rata in accordance with their membership interests based upon the percentage owned.

During the year ended December 31, 2018, members contributed a total $9,500 to the Company to fund operations.

Subsequent to December 31, 2018, the Company filed certificates of formation formally creating GLC and Giant Leap Uptown, LLC. The existing members of GL Coffee TX, LLC and Giant Leap Uptown, LLC transferred 100% of their membership interest to GLC in exchange for membership interests in GLC. As a result, both GL Coffee TX, LLC and Giant Leap Uptown, LLC became wholly owned subsidiaries of GLC. These financial statements retroactively reflect the effect of these changes.

## NOTE 6 – RELATED PARTY TRANSACTIONS

See Notes 4 and 5.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through October 4, 2019, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

See accompanying independent accountants' review report